UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

26 June 2026

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exchange release

26 June 2026

BHP Executive leadership team update

BHP announces updates to the executive leadership team.

On 18 March 2026, the BHP Board announced that Brandon Craig will become Chief Executive Officer and a Director of BHP Group Limited on 1 July 2026. BHP now announces changes to the executive leadership team.

Incoming BHP Chief Executive Officer (CEO), Brandon Craig said:

“These new appointments ensure that we continue to build organisational capacity, with the right mix of skills, experience and perspectives to deliver BHP’s strategy and pursue our growth agenda. The President Americas role will be split into President North America and President South America. This will allow a greater focus on each of these regions. Our operating environment is increasingly complex, but also rich in opportunity for companies that are best able to positively engage stakeholders, deploy capital to the right opportunities in a disciplined way and deliver safe, reliable operational performance.

As incoming CEO, I look forward to leading the talented people who make BHP a great company and I am confident that the new appointments will support BHP’s progress in strategy, operating performance, growth and our differentiated approach to social value creation – all in support of strong long-term shareholder returns.”

President North America

Jessica Farrell has been appointed President North America effective 1 July 2026. Jess is currently Vice President Innovation, and prior to this was Western Australia Nickel Asset President. Jess has more than 20 years of experience across a range of commodities and jurisdictions holding senior roles at BHP. Jess brings a strong combination of operational leadership, strategic implementation, and partnership experience. She has a proven track record of navigating complex transitions while prioritising safety, employee and community outcomes.

Jess will also act in the position of President South America as recruitment is completed for that role.

The following changes will take effect on 1 September 2026:

Chief Enterprise Performance Officer

Edgar Basto, current Chief Operating Officer, will remain on the Executive Leadership Team, and reporting to the CEO, as Chief Enterprise Performance Officer. In this new capacity Edgar will remain accountable for BHP’s Health Safety and Security and the BHP Operating System (BOS). In addition, Edgar will be accountable for strengthening contractor safety and further embedding operating discipline and performance across the enterprise.

President Australia

Geraldine Slattery will continue as President Australia and will assume responsibility for Copper South Australia, bringing all of the Australian operating assets together under her leadership.

BHP Executive Leadership Team

As a result of the changes, the Executive Leadership Team (in addition to Brandon Craig, incoming CEO) will be as follows as at 1 September 2026:

Chief Enterprise Performance Officer           Edgar Basto

BHP Group Limited ABN 49 004 028 077

Chief Legal, Governance and External Affairs Officer:	Caroline Cox

President North America:	Jessica Farrell (from 1 July 2026)

President South America:	Jessica Farrell (interim from 1 July 2026)

Chief Financial Officer:	Vandita Pant

Chief Development Officer:	Catherine Raw

President Australia:	Geraldine Slattery

Chief Commercial Officer:	Rag Udd

Chief Technical Officer:	Johan van Jaarsveld

Chief People Officer:	Jad Vodopija

Authorised for release by Stefanie Wilkinson, Group Company Secretary.

BHP Group Limited ABN 49 004 028 077

Contacts

Media	Investor Relations
media.relations@bhp.com	investor.relations@bhp.com

Australia and Asia	Australia and Asia
Gabrielle Notley	John-Paul Santamaria
+61 411 071 715	+61 499 006 018

Europe, Middle East and Africa	Europe, Middle East and Africa
Amanda Saunders	Adam Sanderson
+44 7887 468 926	+44 7884 735 515

North America	Americas
Megan Hjulfors	Li Hua
+1 403 605 2314	+1 647 828 9830

Latin America
Renata Fernandez
+56 9 8229 5357

BHP Group Limited
ABN 49 004 028 077
LEI WZE1WSENV6JSZFK0JC28
Registered in Australia
Level 18, 171 Collins Street
Melbourne
Victoria 3000 Australia
Tel: +61 1300 55 4757 Fax: +61 3 9609 3015
BHP Group is headquartered in Australia

bhp.com

BHP Group Limited ABN 49 004 028 077

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: 26 June 2026	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary